SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on March 22, 2004

                           Crusade Management Limited,
                           --------------------------
               as manager of the Crusade Global Trust No.2 of 2001
             (Exact name of Registrant as specified in its Charter)

                     Level 11, 55 Market Street, Sydney, NSW
                           2000, Australia (Address of
                          principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X    Form 40-F
                                   ---            ----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No X
                                ----        ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Other Events

     On the Quarterly Payment Date falling on March 22, 2004, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

Financial Statements and Exhibits

     (c) Exhibits

     See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 2 of 2001, by the undersigned, thereunto duly authorized.


                                 Crusade Management Limited,
                                 as Trust Manager for the Crusade Global Trust
                                 -- ----- ------- --- --- ------- ------ -----
                                 No.2 of 2001,
                                 ---- -- ----
                                 (Registrant)




Dated: March 24, 2004            By:  /S/ ROGER DESMARCHELIER
                                     --------------------------------
                                 Name:    Roger Desmarchelier
                                 Title:   Executive Manager

Exhibit Index

------- ------------------------------------------------------------------------
Exhibit Description
------- ------------------------------------------------------------------------

99.1    The Noteholders Report for the Quarterly Payment Date on March 22, 2004